EXHIBIT 21.1

RESOURCE REAL ESTATE INVESTORS 6, L.P.

LIST OF SUBSIDIARIES

Subsidiaries	State of Formation
RRE Memorial Towers Holdings, LLC	Delaware
RRE Villas Holdings, LLC	Delaware
RRE Park Hill Holdings, LLC	Delaware
RRE Coach Lantern Holdings, LLC	Delaware
RRE Foxcroft Holdings, LLC	Delaware
RRE Funding II, LLC	Delaware